Management Report

KarbonPay, Inc
31 December 2022

Prepared by Gareth Price

Contents

Cash Summary

KarbonPay, Inc
For the 12 months ended 31 December 2022
Excluding Sales Tax

	Dec 2022	Dec 2021
Income		
Fair Value Adjustment	580,226	-
Other Revenue	32,000	-
Outsourced payroll services	27,361	-
SaaS Revenue	13,498	8,514
Sales - Base Fee	700	-
Sales - Setup and admin fees	1,800	-
Sales - Transfer Services	82,907	-
Total Income	**738,492**	**8,514**
Less Operating Expenses		
3rd Party Development Costs	300,288	232,716
Accounting fees	3,750	37,304
Advertising	3,000	24,723
Audit Fees	-	14,300
Bank Service Charges	2,676	2,518
COGS - Subscriptions	1,711	1,005
Computer Expenses	(1,281)	91
Cost of Goods Sold	-	3,051
Customer Support Labor	13,929	5,448
Dues & Subscriptions	1,595	20,514
Entertainment	1,253	2,184
Freelancers	985	2,564
General Expenses	793	235
HR Expense	-	4,353
Interest Expense	4,879	520
Legal Expenses	-	6,970
Marketing - Ad Spend - Customer Related	1,418	29,449
Marketing - Ad Spend - Investor Related	-	5,000
Marketing - Conference	-	50
Marketing - Creative - Customer Related	6,154	1,692
Marketing - Creative - Investor Related	-	8,438
Marketing - lead gen and appointments	1,767	1,000
Office Expenses	261	1,070
Outside Consulting	14,187	37,651
Payroll Tax Expense	6,384	-
Postage & Delivery	-	4
Printing & Stationery	4	2
Rent	11,008	10,023

Cash Summary

	Dec 2022	Dec 2021
Telephone & Internet	57	90
Travel	598	6,229
Wages & Salaries - Sales	21,000	55,667
Wages and Salaries	81,282	51,576
Wages and Salaries - CEO	43,083	85,000
Wages and Salaries - CFO	15,000	51,000
Web Hosting	2,761	3,467
Website Development and Support Costs	-	19,069
Total Operating Expenses	**538,542**	**724,973**
Operating Surplus (Deficit)	**199,950**	**(716,460)**
Plus Non Operating Movements		
Accounts Receivable	740	-
Accrued revenue	(89)	(861)
Bank suspense	-	41
Transferwise	-	(20)
Investment - XmartClock	-	(241,774)
Investmint - XC Fair Value Adjustment	(580,226)	-
Accounts Payable	775	-
Rounding	-	-
Universal E-Business Control	(26)	-
Ware Malcomb clearing	(9,134)	-
Computer Equipment	-	(3,111)
Loan - Fingo HR, Inc	312	18,147
Loan - XmartClock	40,099	233,480
Total Non Operating Movements	**(547,549)**	**5,902**
Plus Movements in Equity		
Common Stock	118,224	-
Owners Contribution	238,416	712,420
Total Movements in Equity	**356,640**	**712,420**
Sales Tax Movements		
Sales Tax Inputs	-	-
Sales Tax Outputs	-	-
Net Sales Tax Movements	**-**	**-**
Foreign Currency Gains and Losses		
Realized Currency Gains	(582)	(247)
Total Foreign Currency Gains and Losses	**(582)**	**(247)**
Net Cash Movement	**8,460**	**1,616**
Summary		
Opening Balance	2,231	615
Plus Net Cash Movement	8,460	1,616
Closing Balance	10,691	2,231

Income Statement

KarbonPay, Inc
For the 12 months ended 31 December 2022

	Dec-22	Dec-21
Revenue		
Outsourced payroll services	33,519	-
SaaS Revenue	13,498	8,514
Sales - Base Fee	900	-
Sales - Setup and admin fees	1,800	-
Sales - Transfer Services	82,907	-
Total Revenue	**132,624**	**8,514**
Less Cost of Sales		
COGS - Subscriptions	1,711	1,005
Cost of Goods Sold	-	3,051
Customer Support Labor	15,651	4,314
Web Hosting	2,761	3,467
Total Cost of Sales	**20,122**	**11,837**
Gross Profit	**112,502**	**(3,323)**
Operating Expenses		
3rd Party Development Costs	304,766	252,988
Bank Service Charges	2,676	2,518
Computer Expenses	82	91
Dues & Subscriptions	1,595	20,069
Entertainment	1,253	2,156
General Expenses	793	235
HR Expense	-	4,261
Legal Expenses	-	6,970
Office Expenses	229	1,058
Payroll Tax Expense	6,384	-
Postage & Delivery	-	4
Printing & Stationery	4	2
Rent	11,292	9,523
Telephone & Internet	57	90
Travel	598	6,229
Accounting fees		
Accounting fees	6,460	27,597
Audit Fees	-	14,300
Total Accounting fees	**6,460**	**41,897**
Consultants and Freelancers		
Freelancers	985	2,564
Outside Consulting	14,637	37,651
Total Consultants and Freelancers	**15,622**	**40,215**

Income Statement

	Dec-22	Dec-21
Marketing Expense		
Advertising	3,000	24,723
Marketing - Ad Spend - Customer Related	1,418	29,449
Marketing - Ad Spend - Investor Related	-	5,000
Marketing - Conference	-	50
Marketing - Creative - Customer Related	6,154	1,692
Marketing - Creative - Investor Related	-	8,438
Marketing - lead gen and appointments	1,767	1,000
Total Marketing Expense	**12,339**	**70,352**
Salaries & Wages		
Wages & Salaries - Sales	12,167	64,500
Wages and Salaries	81,282	51,576
Wages and Salaries - CEO	43,083	85,000
Wages and Salaries - CFO	13,600	54,000
Total Salaries & Wages	**150,132**	**255,076**
Total Operating Expenses	**514,284**	**713,736**
Operating Income / (Loss)	**(401,782)**	**(717,059)**
Other Income and Expense		
Depreciation	(499)	(1,469)
Fair Value Adjustment	580,226	-
Gain / loss on foreign exchange	(880)	(679)
Interest Expense	(4,879)	(520)
Other Revenue	32,000	-
Total Other Income and Expense	**605,967**	**(2,668)**
Net Income / (Loss) before Tax	**204,186**	**(719,728)**
Net Income	**204,186**	**(719,728)**
Total Comprehensive Income	**204,186**	**(719,728)**

Balance Sheet

KarbonPay, Inc
As at 31 December 2022

	31 Dec 2022	31 Dec 2021
Assets		
Cash and Cash Equivalents		
BUS COMPLETE CHK	28,770	28,501
Stripe USD	2,073	829
Treasury	6,228	-
Total Cash and Cash Equivalents	**37,071**	**29,330**
Current Assets		
Accounts Receivable	104,951	-
Accrued revenue	950	861
Transferwise	20	20
Total Current Assets	**105,920**	**881**
Property, Plant and Equipment		
Computer Equipment	4,550	4,550
Less Accumulated Depreciation on Computer Equipment	(2,178)	(1,679)
Total Property, Plant and Equipment	**2,373**	**2,872**
Non-Current Assets		
Investment - Xmartclock	822,000	241,774
Total Non-Current Assets	**822,000**	**241,774**
Total Assets	**967,364**	**274,856**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	117,913 [1]	25,898 [2]
AMEX Credit Card	26,380	27,099
Rounding	-	-
Universal E-Business Control	(26)	-
Total Current Liabilities	**144,267**	**52,996**
Non-Current Liabilities		
Loan - Fingo HR, Inc	18,460	18,147
Loan - XmartClock	273,579	233,480
Total Non-Current Liabilities	**292,038**	**251,627**
Total Liabilities	**436,305**	**304,623**
Equity		
Common Stock	118,224	-
Current Year Earnings	204,186	(719,728)

Balance Sheet

	31 Dec 2022	31 Dec 2021
Owners Contribution	1,118,337	879,920
Retained Earnings	(909,688)	(189,960)
Total Equity	**531,059**	**(29,767)**
Total Liabilities and Equity	**967,364**	**274,856**

Notes

1

Figures converted into United States Dollar using the following rates:
19.4801 MXN Mexican Peso per USD. Rate provided by XE.com on 31 Dec 2022.
17.0012 ZAR South African Rand per USD. Rate provided by XE.com on 31 Dec 2022.

2

Figures converted into United States Dollar using the following rate:
15.9515 ZAR South African Rand per USD. Rate provided by XE.com on 31 Dec 2021.

Statement of Changes in Equity	12/31/2022 Year Ended Dec, 2022	12/31/2021 Year Ended Dec, 2021
Opening Balance	-$29,767.11	-$22,459.96
Net profit/loss	$204,185.59	-$719,727.55
Stock Issued	$356,640.24	$712,420.40
Preferred Stock Issued	$0.00	$0.00
Ending Balance	$531,058.72	-$29,767.11

KARBONPAY, INC

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2022 and 2021

1. ORGANIZATION AND PURPOSE

KarbonPay, Inc (the "Company"), is a corportation organized under the laws of the State of [state]. The Company provides operates as a payroll SaaS provider.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) **Fiscal Year**

The Company operates on a 52-week fiscal year ending on 31 December.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year(s) ended 31 December 2022, the Company's cash positions include its operating bank account.